Zentek Announces Annual General Meeting on

Thursday September 29th, 2022, at the Delta Hotel in Guelph, Ontario

Guelph, ON - September 8, 2022, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company, is pleased to announce its 2022 Annual General and Special Meeting will be held on Thursday, September 29th at 4:00 pm at the Delta Hotel in Guelph, Ontario. Capacity may be limited, and attendees must register by email at info@zentek.com. The meeting will be live streamed for those who cannot attend in person, with details to be provided at a later date.

"We look forward to meeting our shareholders once again to discuss the Company's achievements in the last year, the direction of the Company going forward, answer shareholder questions and to vote on important matters that will allow the board and management team to best move the Company forward," said Dr. Francis Dubé, Executive Chairman for Zentek.

The Management Information Circular will be mailed shortly to shareholders of record on Friday August 25th. Shareholders will be asked to vote on the following items:

  to appoint BDO as the auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;
  to elect the directors of the Company for the ensuing year;
  to consider, and, if deemed advisable, to pass an ordinary resolution approving the adoption of the Company's omnibus long-term incentive plan;
  to consider, and, if deemed advisable, pass, with or without variation, a special resolution authorizing the directors to change the registered address of the Company;
  to transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

The nature of the business to be transacted at the meeting is described in further detail in the management information circular of the Company under the section entitled Matters to be Acted Upon, was sent to shareholders commencing on or around September 7, 2022.

For more information, visit www.zentek.com/investors/2022-annual-general-meeting/

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on next-gen healthcare solutions in the areas of prevention, detection, and treatment. Zentek is currently focused on commercializing ZenGUARD™, a patent-pending coating shown to have 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as products against infectious diseases. The Company also has an exclusive agreement to be the global exclusive commercializing partner for a newly developed aptamer-based rapid pathogen detection technology.

For further information:

Tyler Dunn
Tel: (306)717-6745
Email: tdunn@zentek.com

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.